FEC Resources Inc. Suite 2300, Bentall 5, 550 Burrard Street Vancouver, British Columbia V6C 2B5

January 30, 2020

Paul J. Hamidi
Division of Corporation Finance
Office of Energy & Transportation
US Securities and Exchange Commission
Washington, D.C. 20549

Re:        FEC Resources Inc. (the “Company”)
Registration Statement on Form F-1
Filed December 18, 2019
File No. 333-235559

Dear Mr. Hamidi:

The Company is in receipt of your comment letter dated January 8, 2020, regarding the Company’s filings referenced above.

Below are the comments from your comment letter together with the Company’s responses thereto.

Form F-1 filed December 18, 2019

Comment:

Prospectus Cover Page, page 3

1.
You list “Rights to Purchase up to 818,287,530 Common Shares” and “Resale of up to 818,287,530 Common Shares” at the beginning of the prospectus cover page.  Subsequently, you state that you “have prepared this prospectus for the purposes of (a) completing a rights offering to our shareholders giving them the right to purchase up to 818,287,530 shares of our Common Shares and (b) allowing the shareholders that elect to exercise such rights to use a ‘shelf’ registration process to sell the Common Shares which they will acquire from us on the exercise of the rights.”  However, your registration fee table lists only the 818,287,530 Common Shares, and not the overlying Rights, as securities to be registered.

Please revise your registration statement to clearly indicate which of the following distributions you intend to register: (A) your distribution of Rights to shareholders; (B) your distribution of Common Shares to shareholders who exercise their Rights; and/or (C) the resale of Common Shares by shareholders who exercise their Rights.  If you are not registering the distribution of Common Shares to shareholders who exercise their Rights, please provide us with your analysis as to how this would meet the registration requirements under the Securities Act of 1933.  In addition, if you are registering your distribution of Rights to shareholders, please file the Subscription Agreement, the form of Rights certificate, and a revised opinion of counsel which opines upon the Rights.  Refer to Items 601(b)(4) and 601(b)(5) of Regulation S-K.  For guidance, please see Section II.B.1.f of Staff Legal Bulletin No. 19 (CF), which is available on our website.

Response to Comment 1:

The Company’s intent is to register (A) the distribution of the Rights to our shareholders; (B) the distribution of the Common Shares to shareholders who exercise their Rights; and (C) the resale of Common Shares by shareholders who exercise their Rights.

To that end, we have revised the Prospectus Cover Page of the Registration Statement to clearly indicate the distributions that are intended to be registered. We have also added the distribution of the Rights in the registration fee table.

Comment:

Prospectus Summary, page 6

1.
On the prospectus cover page, in the summary, and at page 29 under “The Company –Corporate History,” you state that you “are engaged in investment into companies in the natural resource sector.” Many of your risk factors relate to investment risks, such as at page 19: “Our business success is dependent upon our ability to benefit from the discovery economically recoverable reserves by companies we invest in, and for those companies to bring such reserves into profitable production.” Similarly, a risk factor at page 21 states: “Our cash flow and income, as well as our success are highly dependent on success in finding or acquiring cash flow through our investments and obtaining the financing necessary to acquire such investments.” Insofar as your business potentially involves issues under the Investment Company Act, please provide a detailed analysis of the company’s "investment company" status under that Act. Include an analysis of any specific exclusion or exemption that the company intends to rely upon and how its investment strategy will support the company’s eligibility for that exclusion or exemption.

Response to Comment 2:

Section 3(c) of the Investment Company Act of 1940 provides exceptions to the definition of an "investment company. Specifically, subsection 9 excepts from such definition "any person substantially all of whose business consists of owning or holding oil, gas or other mineral royalties or leases or fractional interests therein, or certificates of interests or participation in or investment contracts relative to such royalties, leases or fractional interests."

Moreover, the staff of the SEC has stated in Note 3 to the Investment Company Act Release No. 8456, August 9, 1975, that interests in oil and gas limited partnerships or joint ventures have generally been considered "certificates of interest or participation in or investment contracts relative to" oil or gas royalties.

FEC Resources' assets consist nearly entirely of an ownership interest in Forum Energy Limited, a company incorporated under the laws of England and Wales ("Forum Energy"). Forum Energy owns oil and gas rights over an 8,800 square-kilometer block located in the West Philippine Sea and interests in various other oil and gas concessions located in the Philippines.

FEC's ownership in Forum Energy constitutes fractional interests or participation interests in the oil and gas leases owned by Forum Energy. It will receive income from Forum Energy if and when Forum Energy generates income from its current licenses, in an amount determined by its ownership interest in Forum Energy, which is a fractional interest in such oil and gas leases. In order to maintain its fractional interest, it must participate in all further capital raising activities undertaken by Forum Energy.  FEC Resources does not trade in any oil or gas investments, interests or securities.

Therefore, FEC should not be considered an investment company as defined by Section 3(a) of the Investment Company Act of 1940.

Comment:

Material U.S. Federal Income Tax Consequences, page 55

1.
We note your statements on pages 10, 27, and 56 that the receipt of subscription rights pursuant to the rights offering should be treated as a non-taxable distribution, as well as your statement on page 58 that a holder should not recognize any gain or loss upon exercise of the rights. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 (including footnote 39) of Staff Legal Bulletin No. 19.

Response to Comment 3:

We have revised pages 10, 27, 56 and 58 of the registration statement by removing any and all representations as to any tax consequences as a result of the rights offering and any tax consequences as a result of the exercise of any of the rights.

Comment:

Exhibits and Financial Statement Schedules
(A) Exhibits
Description of Exhibit and Filing Reference Number, page 60

2.
We note you incorporate your Certificate of Continuance and your Bylaws by reference to Exhibits 3.1 and 3.2 to "the Registrant's Registration Statement on Form F-1, File No. 333-81290." However, the identified file number appears to be associated with a filing made by an unrelated registrant. Please revise your exhibit index to clearly identify the referenced filing. See Securities Act Rule 411(e). In addition, please revise your exhibit index to include active hyperlinks to all exhibits, including those you incorporate by reference. Refer to Rule 105(d) of Regulation S-T.

Response to Comment 4:

We have included in the filing of Amendment No. 1 to the Registration Statement Exhibits 3.1 and 3.2 and removed the reference to any prior file numbers.

Sincerely,

/s/ Paul Wallace

Paul Wallace
3